Katch Entertainment Inc.
Statements of Changes in Shareholders' Equity
From January 1, 2019 to December 31, 2020
(Unaudited)

	Katch Entertainment LLC	Katch Entertainment Inc.						
	Members'	Common Stock		Preferred Stock			Accumulated	Total Shareholders'
	Equity	Shares	Amount	Shares	Amount	Paid in capital	Deficit	Equity
Balance, January 1, 2019	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Capital Contribution	152,329							
Net Loss	(13,976)	-	$ -	-	$ -	$ -	$ -	$ -
Balance, December 31, 2019	138,353	-	-	-	-	-	-	-
Capital Distribution	(298)							
Balance, March 10, 2020	138,055							
Conversion to corporation	(138,055)	7,010,800	7	-	$ -	152,024	(13,976)	138,055
SAFE Family and Friends						87,000		87,000
SAFE Seed Round						830,000		830,000
Net loss							(668,517)	(668,517)
Balance, December 31, 2020	$ -	7,010,800	$ 7	-	$ -	$ 1,069,024	$ (682,493)	$ 386,538